# SEC Schedule 13D/A (Amendment No. 11) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Crescent Energy Co, CIK 0001866175
CUSIP: 44952J104
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 08/24/2025
Amends the filing with accession number 0001193125-21-361315
Filed by CIK 0001868340
Persons authorized to receive notices and communications: Brandi Kendall, Vice President, Independence Energy Aggregator L.P., 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002, 713-481-7782; Christopher Lee, Esq., Kohlberg Kravis Roberts & Co. L.P., 30 Hudson Yards, New York, New York (NY), 10001, 212-750-8300

## Reporting persons
- Independence Energy Aggregator L.P. (CIK 0001868340): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,185,773; shared voting power 0; sole dispositive power 26,185,773; shared dispositive power 0; aggregate amount beneficially owned 26,185,773 (10.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of Crescent Energy Company, a Delaware corporation (the "Issuer" and such stock, "Class A Common Stock").
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025 (the "Second Quarter 10-Q") filed with the Securities and Exchange Commission (the "SEC") on August 4, 2025.
- Independence Energy Aggregator GP LLC (CIK 0001868377): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,185,773; shared voting power 0; sole dispositive power 26,185,773; shared dispositive power 0; aggregate amount beneficially owned 26,185,773 (10.3% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.
- KKR Upstream Associates LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (10.5% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.
- KKR Group Assets Holdings III L.P. (CIK 0001868946): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (10.5% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.
- KKR Financial Holdings LLC (CIK 0001386926): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (10.5% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.
- KKR Group Assets III GP LLC (CIK 0001868421): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (10.5% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.
- KKR Group Partnership L.P. (CIK 0001472698): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (10.5% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.
- KKR Group Holdings Corp. (CIK 0001743754): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (10.5% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.
- KKR Group Co. Inc. (CIK 0001932162): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (10.5% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.
- KKR & Co. Inc. (CIK 0001404912): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (10.5% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.
- KKR Management LLP (CIK 0001472694): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (10.5% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.
- Henry R. Kravis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (10.5% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.
- George R. Roberts: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 26,758,127; shared voting power 0; sole dispositive power 26,758,127; shared dispositive power 0; aggregate amount beneficially owned 26,758,127 (10.5% of the class)
  Comment: The beneficial ownership reported herein consists of shares of Class A Common Stock, par value $0.0001 per share, of the Issuer. Also includes 572,354 shares of Class A Common Stock held directly by KKR Upstream Associates LLC.
  
  The beneficial ownership percentage reported herein is based on 254,615,178 shares of Class A Common Stock outstanding as of July 31, 2025, as reported by the Issuer in its Second Quarter 10-Q filed with the SEC on August 4, 2025.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, Par Value of $0.0001 Per Share
Name of issuer: Crescent Energy Co
Address of issuer's principal executive offices: 600 Travis Street, Suite 7200, Houston, Texas (TX), 77002
Comment:
This Amendment No. 11 ("Amendment No. 11") amends and supplements the Schedule 13D originally filed with the SEC on December 17, 2021, as amended on September 15, 2022, June 6, 2023, July 5, 2023, November 15, 2023, March 11, 2024, April 3, 2024, May 17, 2024, August 5, 2024, March 11, 2025 and April 8, 2025 (as so amended, the "Schedule 13D") by the Reporting Persons, relating to the shares of Class A Common Stock.

Except as specifically provided herein, this Amendment No. 11 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used but not defined in this Amendment No. 11 shall have the same meanings herein as are ascribed to such terms in the Schedule 13D.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented to include the following:

The directors of KKR & Co. Inc. are listed on the amended and restated Annex A, which is incorporated by reference herein.

## Item 4. Purpose of Transaction
Purpose of transaction:
On August 24, 2025, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Vital Energy, Inc., a Delaware corporation ("Vital" or "Company"), Venus Merger Sub I Inc., a Delaware corporation and a wholly owned subsidiary of the Issuer ("Merger Sub Inc."), and Venus Merger Sub II LLC, a Delaware limited liability company and a wholly owned subsidiary of the Issuer ("Merger Sub LLC"), pursuant to which the Issuer will acquire the Company in an all-equity transaction through (i) the merger of Merger Sub Inc. (the "First Company Merger") with and into the Company, with the Company continuing as the surviving entity (the "Surviving Corporation") and (ii) immediately following the First Company Merger, the merger of the Surviving Corporation (the "Second Company Merger" and, together with the First Company Merger, the "Mergers") with and into Merger Sub LLC, with Merger Sub LLC continuing as the surviving entity (the "Surviving Company"), in each case, on the terms and subject to the conditions set forth in the Merger Agreement.

On the same date and in connection with the Issuer's entry into the Merger Agreement, Independence Energy Aggregator L.P. ("IE Aggregator") entered into that certain Voting and Support Agreement (the "Support Agreement"), by and among the Issuer, the Company and IE Aggregator, pursuant to which IE Aggregator has agreed, among other things, (i) not to transfer any of its shares of Class A Common Stock, (ii) to vote its shares of Class A Common Stock in favor of the issuance of Class A Common Stock in connection with the Mergers and (iii) to vote its shares of Class A Common Stock against (A) any Competing Proposal (as defined in the Merger Agreement) or other proposal that would reasonably be expected to impede, interfere with or delay the consummation of the Mergers and (B) any action or agreement that would result in a breach of any covenant, representation, warranty or any other obligation or agreement of the Issuer or its subsidiaries contained in the Merger Agreement or of IE Aggregator contained in the Support Agreement. In addition, the Support Agreement contains additional obligations to (i) comply with the obligations of the parties under the Merger Agreement relating to the HSR Act, (ii) comply with the restrictions on transfers set forth in Section 13.07(a) of the Issuer's Amended and Restated Certificate of Incorporation with respect to any indirect transfer of its shares of the Issuer's Series I Preferred Stock, par value $0.0001 per share, for three years following the consummation of the Mergers, and (iii) (A) take all actions necessary to cause the increase in the size of the Issuer's board of directors (the "Issuer Board") and appointment of the Company Designated Directors (as defined in the Support Agreement) to the Issuer Board following the consummation of the Mergers and (B) not remove or replace any Company Designated Director for a period of two years following the consummation of the Mergers, other than for cause.

The foregoing description of the terms of the Support Agreement is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a) - 5(c) of the Schedule 13D are hereby amended and restated as follows:

(a) The response of the Reporting Persons to rows 7 through 13 on the cover pages of this Schedule 13D are incorporated by reference herein.

IE Aggregator holds 26,185,773 shares of Class A Common Stock. KKR Upstream Associates LLC ("Upstream") holds 572,354 shares of Class A Common Stock. As a result, for the purpose of Rule 13d-3 under the Act, each of IE Aggregator and Independence Energy Aggregator GP LLC ("Aggregator GP") may be deemed to be the beneficial owners of an aggregate of 26,185,773 shares of Class A Common Stock, which represents approximately 10.3% of the outstanding Class A Common Stock, based on a total of 254,615,178 shares of Class A Common Stock of the Issuer outstanding.

Each of Upstream, KKR Group Assets Holdings III L.P., KKR Financial Holdings LLC, KKR Group Assets III GP LLC, KKR Group Partnership L.P., KKR Group Holdings Corp., KKR Group Co. Inc., KKR & Co. Inc., KKR Management LLP, Henry R. Kravis and George R. Roberts (together, the "KKR Group") may be deemed to be the beneficial owners of an aggregate of 26,758,127 shares of Class A Common Stock under Rule 13d-3 of the Act. The aggregate number of shares of Class A Common Stock beneficially owned by the KKR Group represents approximately 10.5% of the outstanding Class A Common Stock, based on a total of 254,615,178 shares of Class A Common Stock of the Issuer outstanding.

Each of Aggregator GP (as the general partner of IE Aggregator), Upstream (as the sole member of Aggregator GP), KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of Upstream), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by IE Aggregator. Additionally, each of KKR Group Assets Holdings III L.P. and KKR Financial Holdings LLC (as the controlling members of Upstream), KKR Group Assets III GP LLC (as the general partner of KKR Group Assets Holdings III L.P.), KKR Group Partnership L.P. (as the sole member of each of KKR Group Assets III GP LLC and KKR Financial Holdings LLC), KKR Group Holdings Corp. (as the general partner of KKR Group Partnership L.P.), KKR Group Co. Inc. (as the sole shareholder of KKR Group Holdings Corp.), KKR & Co. Inc. (as the sole shareholder of KKR Group Co. Inc.), KKR Management LLP (as the Series I preferred stockholder of KKR & Co. Inc.) and Messrs. Kravis and Roberts (as the founding partners of KKR Management LLP) may be deemed to be the beneficial owner of the securities beneficially owned by Upstream.

The filing of this Schedule 13D shall not be construed as an admission that any of the above-listed entities or individuals is the beneficial owner of any securities covered by this Schedule 13D.

To the best knowledge of the Reporting Persons, none of the individuals named in Item 2 beneficially owns any shares of Class A Common Stock except as described herein.

The Reporting Persons and PT Independence Energy Holdings LLC, a Delaware limited liability company ("PT Independence") may be deemed to constitute a group for purposes of Section 13(d) due to the terms of the Specified Rights Agreement. However, neither the Reporting Persons nor PT Independence have voting or dispositive power over the other party's shares of Class A Common Stock or securities convertible into or exercisable for shares of Class A Common Stock, including any OpCo LLC Units or shares of Class B Common Stock. PT Independence separately files a Schedule 13D with respect to its interest in the Issuer.
Number of shares as to which each person has sole or shared power to vote or dispose: See Item 5(a) above.
Transactions in the class effected during the past sixty days: None of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other individuals named in Item 2, has effected any transaction in shares of Class A Common Stock during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information in Item 4 of this Amendment No. 11 and as follows:

Amendment to Management Agreement

On August 24, 2025, in connection with the entry into the Merger Agreement, the Issuer and KKR Energy Assets Manager LLC entered into an amendment to the Management Agreement (the "Management Agreement Amendment") which will become effective only upon the Closing (as defined in the Merger Agreement). The Management Agreement Amendment provides that the portion of the Management Fee (as defined in the Management Agreement) attributable to the equity issued in connection with the Mergers shall not exceed $9,000,000.

The foregoing description of the terms of the Management Agreement Amendment is qualified in its entirety by reference to the full text of such agreement, which is filed as an exhibit to this Schedule 13D and incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following exhibits:

Exhibit Number Description
V Annex A
W Voting and Support Agreement by and among Crescent Energy Company, Vital Energy, Inc. and Independence Energy Aggregator LP., dated as of August 24, 2025 (incorporated by reference to Exhibit 10.2 of the Issuer's Current Report on Form 8-K filed August 25, 2025, file no. 001-41132)
X Third Amendment to Management Agreement, dated as of August 24, 2025, by and among Crescent Energy Company and KKR Energy Assets Manager LLC (incorporated by reference to Exhibit 10.4 of the Issuer's Current Report on Form 8-K filed August 25, 2025, file no. 001-41132)
Y Powers of Attorney

## Signatures
- Independence Energy Aggregator L.P.: /s/ Christopher Lee, Christopher Lee, Assistant Secretary, Independence Energy Aggregator GP LLC, its general partner (08/26/2025)
- Independence Energy Aggregator GP LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/26/2025)
- KKR Upstream Associates LLC: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/26/2025)
- KKR Group Assets Holdings III L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Assets III GP LLC, its general partner (08/26/2025)
- KKR Financial Holdings LLC: /s/ Christopher Lee, Christopher Lee, Secretary (08/26/2025)
- KKR Group Assets III GP LLC: /s/ Christopher Lee, Christopher Lee, Secretary (08/26/2025)
- KKR Group Partnership L.P.: /s/ Christopher Lee, Christopher Lee, Secretary, KKR Group Holdings Corp., its general partner (08/26/2025)
- KKR Group Holdings Corp.: /s/ Christopher Lee, Christopher Lee, Secretary (08/26/2025)
- KKR Group Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (08/26/2025)
- KKR & Co. Inc.: /s/ Christopher Lee, Christopher Lee, Secretary (08/26/2025)
- KKR Management LLP: /s/ Christopher Lee, Christopher Lee, Assistant Secretary (08/26/2025)
- Henry R. Kravis: /s/ Christopher Lee, Christopher Lee, Attorney-in-Fact (08/26/2025)
- George R. Roberts: /s/ Christopher Lee, Christopher Lee, Attorney-in-Fact (08/26/2025)